March 28, 2016

VIA EDGAR CORRESPONDENCE

Jennifer Gowetski

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II

Registration Statement on Form S-1

Filed February 19, 2016

File No. 333- 202724

Dear Ms. Gowetski:

We are writing to respond to the comment that you communicated to us by telephone on March 3, 2016, relating to the Registration Statement on Form S-1 of ProShares Trust II (the “Trust”), which was filed with the Securities and Exchange Commission on February 19, 2016.

For ease of reference, the comment has been restated in italics below before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

1.	Comment: Please include in the prospectus the date that the Trust filed its Form 10-K with the Securities and Exchange Commission.

Response: The date that the Trust filed its Form 10-K with the Securities and Exchange Commission, February 29, 2016, has been identified in the prospectus.

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We hope that this response adequately addresses your comment. If you have any further comments or questions regarding this Registration Statement, please contact me at (240) 497-6578. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Advisors LLC

Vice President and Legal Counsel

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